

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2012

Via E-mail
Mr. Rob Krolik
Chief Financial Officer
Yelp! Inc.
706 Mission Street
San Francisco, CA 94103

> **Re:** **Yelp! Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 11, 2012**
> **File No. 333-178030**

Dear Mr. Krolik:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Per comment 2 from our letter dated December 30, 2011, in each instance where you cite the more than 22 million reviews submitted, provide disclosure of the approximate number of reviews that were available on a business's profile page (counted towards a business's star rating) as of September 30, 2011 or a later date. Expand the disclosure added under "Contributors" on page 1 to discuss the value filtered reviews provide to current and prospective users as compared to reviews readily available on a business's profile page. In addition, clarify on page 82 that the "nine reviews per reviewed

business" statistic includes filtered and removed reviews and, therefore, the average number of reviews available on a reviewed business's profile page is measurably less.

Risk Factors, page 15

Risks Related to Our Business and Industry, page 15

Many people use smartphones and other mobile devices to access information…, page 20

2. You state that "[i]f consumers use [your] mobile app at the expense of [your] website, [your] advertisers may stop or reduce advertising on [your] website…" Disclose whether you believe migration from the use of your website to the use of your mobile app is a trend that currently affects your business and whether you believe this trend will increase going forward. In this regard, we note that mobile app users accounted for approximately 40% of all searches on your platform during the quarter ended September 30, 2011, the bulleted risk on page 15 that you may fail to "effectively monetize [your] mobile app as usage continues to migrate toward mobile devices" and the disclosure on page two which documents the proliferation of smartphones.

Our business could suffer if the jurisdictions in which we operate change the way in which they regulate the internet…, page 22

3. We note the revised disclosure added in response to comments 9 and 10 from our letter dated December 30, 2011. In your next response clarify the statement "we do have relationships with third parties that may allow them access to user information for other purposes." Tell us the third parties that may have access to user information, the information they may have access to, the circumstances under which they may have access to this information and the purpose of such sharing. Make clear whether this practice violates or may violate the FTC Act and other applicable privacy law. Revise your disclosure as necessary.

If our security measures are compromised or if our platform is subject to attacks that degrade, page 27

4. The language added here in response to comment 18 from our letter dated December 30, 2011 suggests that the process by which you verify an individual's affiliation with a business entity may not ensure accurate verification. In your next response please describe this process in detail. Supplement your disclosure as appropriate to specifically identify the fact that your verification process might fail.

<u>Management's Discussion And Analysis Of Financial Condition And Results Of Operations,
page 49</u>

<u>How We Generate Revenue, page 53</u>

5. In accordance with comment 15 from our letter dated December 30, 2011 disclose what,
   if any, impact you expect the de-emphasis of Yelp Deals that are emailed to your users in
   favor of Yelp Deals that are displayed on your website and mobile app to have on your
   business, including attributable growth.

<u>Key Metrics, page 53</u>

6. We note your response to comment 14 from our letter dated December 30, 2011. To
   provide greater clarity into the mix of advertising clients with which you have a pre-
   existing relationship and new advertising clients please disclose the supplemental
   information provided in the last sentence of the first paragraph of your response. To the
   extent that you update your financials through December 31, 2011 please update this
   information as well.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kenya Gumbs, Staff Accountant, at 202-551-3373 or Robert Littlepage, Accountant Branch Chief, at 202-551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458, Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail to
        David G. Peinsipp, Esq.
        Cooley LLP